UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/S/ BAIZHONG XUE
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: September 3, 2010

Exhibit Index

Exhibit 99.1	Press Release

Exhibit 99.2	Notice of Annual General Meeting

Exhibit 99.3	Form of Proxy for Registered Shareholders

Exhibit 99.4	Proxy Card for American Depositary Shares

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Announces Date of Annual General Meeting

BEIJING, Sep. 3, 2010 (GlobeNewswire via COMTEX) – China Nuokang Bio-Pharmaceutical Inc. (Nasdaq: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced that its annual general meeting will be held at 9 am Beijing Time on September 30, 2010 at No. 18-1 East Nanping Road, Hunnan National New & High-tech Development Zone, Shenyang, Liaoning Province, China P.R. China.

The primary agenda of the meeting is to re-elect Mr. Huining Cao as the Company’s director and to appoint Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ending December 31, 2010.

Only shareholders of record at the close of business on September 2, 2010 are entitled to receive notice and to vote at the annual general meeting and any adjournment. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository. Shareholders are cordially invited to attend the annual general meeting.

A notice of the annual general meeting describing the matters to be considered at the meeting is available online at http://ir.nkbp.com/. The Company’s annual report for the year ended December 31, 2009 is also available online.

Shareholders of China Nuokang may receive a hard copy of 20-F free of charge upon request. Please send e-mail request to wy@nkbp.com and provide your complete mailing and contact details.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 2,400 hospitals in China. Nuokang’s principal products include Baquting, China’s leading hemocoagulase product by market share, and Aiduo, a cardiovascular stress imaging agent. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

This news release was distributed by GlobeNewswire, www.globenewswire.com

SOURCE: China Nuokang Bio-Pharmaceutical Inc.

CONTACT: ICR, LLC

In the U.S.:

Ashley M. Ammon

Christine Duan

1-646-277-1227

In China:

Wen Lei Zheng

86-10-6599-7968

Exhibit 99.2

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

(THE “COMPANY”)

NOTICE OF ANNUAL GENERAL MEETING OF THE COMPANY

Notice is hereby given that an Annual General Meeting of the Company (the “AGM”) will be held at No. 18-1 East Nanping Road, Hunnan National New & High-tech Development Zone, Shenyang, Liaoning Province, China at 9:00 AM (China Standard Time) on September 30, 2010 for the purpose of considering and, if thought fit, passing and approving the following resolutions as ordinary resolutions:

1.	To re-elect Mr. Huining Cao as the Company’s director;

2.	To appoint Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ending December 31, 2010 and authorize the directors of the Company to fix such independent auditor’s remuneration;

3.	To authorize Mr. Baizhong Xue to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on September 2, 2010 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment(s) thereof. Holders of the Company’s American Depository Shares who wish to exercise their voting rights for the underlying shares must act through the depository.

By order of the Board

/s/ Baizhong Xue
Signed by Baizhong Xue
For and on behalf of the Board of Directors of
Dated: September 2, 2010

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

NOTES

1	A shareholder entitled to attend and vote at the above AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2	A form of proxy for the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of China Nuokang Bio-Pharmaceutical Inc. at No. 18-1 East Nanping Road, Hunnan National New & High-tech Development Zone, Shenyang, Liaoning Province, China, 110171 or send it by facsimile to 0086-24-24696133, in each case marked for the attention of Mr. Shizheng Duan not later than forty-eight hours (i.e. September 28, 2010, 9:00 AM) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken more than 48 hours after it is demanded, not less than twenty-four hours before the time appointed for the taking of the poll, or, where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, by delivery at the meeting at which the poll was demanded to the Chairman or to the secretary or to any director.

3	Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	Any corporation or other non-natural person which is a shareholder may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder.

6	If a clearing house (or its nominee) is a shareholder, it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fir to act as its representative or representatives at any general meeting of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual shareholder of the Company holding the number and class of sharers specified in such authorisation.

7	The quorum for the AGM is not less than an aggregate of one-third of all voting share capital of the Company in issue present at the AGM in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative or proxy and entitled to vote.

2

Exhibit 99.3

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

(the “Company”)

FORM OF PROXY FOR REGISTERED SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) registered shareholder(s) of the Company with                      shares hereby appoint the Chairman of the AGM (as defined below) or of

or failing him/her

of

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “AGM”) to be held at No. 18-1 East Nanping Road, Hunnan National New & High-tech Development Zone, Shenyang, Liaoning Province, China at 9:00 AM (China Standard Time) on September 30, 2010 and at any adjournment of the AGM. My proxy is instructed to vote on resolutions as indicated below:

Ordinary Resolution	For	Against	Abstain

1. To re-elect Mr. Huining Cao as the Company’s director;

2. To appoint Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ending December 31, 2010 and authorize the directors of the Company to fix such independent auditor’s remuneration;

3. To authorize Mr. Baizhong Xue to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

Dated:	, 2010.

Signed:

Name:

2

NOTES

1	The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney authorised in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it.

2	If any proxy other than the Chairman of the AGM is preferred, please strike out the words “the Chairman of the AGM or” and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the AGM in person to represent you.

3	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

4	This form of proxy is for use by registered shareholders only. If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

5	To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of China Nuokang Bio-Pharmaceutical Inc. at No. 18-1 East Nanping Road, Hunnan National New & High-tech Development Zone, Shenyang, Liaoning Province, China, 110171 or send it by facsimile to 0086-24-24696133, in each case marked for the attention of Mr. Shizheng Duan not later than forty-eight hours (i.e. September 28, 2010, 9:00 AM) before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken more than 48 hours after it is demanded, not less than twenty-four hours before the time appointed for the taking of the poll, or, where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, by delivery at the meeting at which the poll was demanded to the Chairman or to the secretary or to any director

6	Any alterations made to this form must be initialled by you.

7	The completion and return of this form will not prevent you from attending the AGM and voting in person should you so wish.

8	In the case of joint holders:

8.1	the senior should sign the form, but the names of all other joint holders should be stated on the form;

8.2	the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares.

3

Exhibit 99.4

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)

REPRESENTING ORDINARY SHARES OF

CHINA NUOKANG BIO-PHARMACEUTICAL INC.

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN

Resolution 1	☐	☐	☐

Resolution 2	☐	☐	☐

Resolution 3	☐	☐	☐

Address Change ☐ Mark box and indicate changes/comments below:			Mark box at right if you wish to give a discretionary proxy to a person designated by the Company.	☐
PLEASE NOTE: Marking this box voids any other instructions indicated above.

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

ORDINARY RESOLUTIONS

1.	To re-elect Mr. Huining Cao as the Company’s director.

2.	To appoint Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ending December 31, 2010 and authorize the directors of the Company to fix such independent auditor’s remuneration.

3.	To authorize Mr. Baizhong Xue to take any and every action that might be necessary to effect the foregoing resolutions as he, in his absolute discretion, thinks fit.

China Nuokang Bio-Pharmaceutical Inc. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of China Nuokang Bio-Pharmaceutical Inc. (the “Company”) will be held at No. 18-1 East Nanping Road, Hunnan National New & High-tech Development Zone, Shenyang, Liaoning Province, China on Thursday, September 30, 2010 at 9:00 a.m. (China Standard Time), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Shares (“ADSs”) FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (New York Time), September 27, 2010. Only the registered holders of record at the close of business September 2, 2010 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADSs representing Ordinary Shares of the Company hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADSs registered in the name of the signatory on the books of the Depositary as of the close of business September 2, 2010, at the Meeting, or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADSs will be voted by the person designated by the Company of the Meeting in his or her discretion.

To view the Meeting materials, please visit the Company’s website at http://ir.nkbp.com/phoenix.zhtml?c=231846&p=irol-agm

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m. (New York Time), September 27, 2010.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.